March 24, 2023

FORM C/A

Up to $5,000,000.00

Curtiss Motorcycle Company, Inc.



_____

       This Form C, as amended (including the cover page and all exhibits attached hereto, the "**Form C**"), is being furnished by Curtiss Motorcycle Company, Inc., a Delaware Corporation (the "**Company**," or the "**Issuer**" as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in up to 53,620,194 shares of the Issuer's Common Stock (including 2,903,042 shares were previously issued at $0.15 per share) (the "**Offered Shares**"). The Issuer will use the proceeds raised from the sale of such Offered Shares to validate and certify "The 1" by the Company, purchase production inventory, file an S-1 Registration Statement, seek admission to be quoted on the OTCQB, and are providing prospective investors herein with information related to the Offered Shares.

       Investors in Securities are sometimes referred to herein as "Purchasers." The Issuer intends to raise at least $25,000.05 (the "**Target Offering Amount**") and up to $5,000,000.00 from Investors in the offering of the Offered Shares described in this Form C (this "**Offering**"). The minimum amount of Securities that can be purchased is $1,000.05 per Investor (which may be waived by the Company in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

       The rights and obligations of the holders of Offered Shares of the Issuer are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase and to thereby obtain an economic interest in the Offered Shares, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Issuer in its sole and absolute discretion. The Issuer has the right to cancel or rescind its offer to sell the Offered Shares at any time and for any reason.

       Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Offered Shares at any time and for any reason. The rights and obligations of any purchasers of the Offered Shares ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with

Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an unaccepted investment commitment until up to 48 hours prior to the December 14, 2023 (the "**Offering Deadline**"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.05	$30.00	$970.05
Aggregate Maximum Offering Amount	$5,000,000.00	$150,000.00	$4,849,999.095

(1) This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $15,000 set up fee and $2,000 per month maintenance fee payable to DealMaker Securities, as well as 1% of the total Securities sold in the offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. The Issuer is filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at curtissmotorcycles.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 24, 2023.

The Issuer has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO MATERIAL PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUER WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT TEAM CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

DEALMAKER SECURITIES AND THE ESCROW AGENT SERVICING THE OFFERING HAVE NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuer's current

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reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuer's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Issuer in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Issuer's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. The Issuer undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the its fiscal years.

Once posted, the annual report may be found on the Issuer's websites at: curtissmotorcycles.com.

The Issuer must continue to comply with the ongoing reporting requirements until the Issuer:
1) is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchases or another party repurchases all of the Offered Shares issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidates or dissolve its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Offered Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Offered

Shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuer will provide the opportunity to ask questions of and receive answers from its management team concerning the terms and conditions of the Offering, the Issuer or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Offered Shares.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Curtiss Motorcycle Company, Inc. (the "**Company**") is a Delaware Corporation, formed on May 5, 2005. The Company was formerly known as Confederate Motor Company, Inc.

The Company is located at 8118 Parkway Drive, Leeds, AL 35094.

The Company's website is curtissmotorcycles.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business

Curtiss Motorcycle Company is an American manufacturer of exotic street electric motorcycles in Alabama. It was founded in 1991 by trial lawyer H. Matthew Chambers, as an initiative seeking "enlightened design through true American inspiration." In 2017, the Company announced plans to rename itself to Curtiss Motorcycle Company and switch to all-electric motorcycles.

The Company's Offering

Total Common Stock Outstanding before Offering	69,228,024
Maximum amount of Common Stock to be sold in the Offering*	53,620,194 shares of the Issuer's Common Stock (including 2,903,042 shares were previously issued at $0.15 per share)
Total Common Stock outstanding after Offering (if maximum amount reached)	122,848,218
Purchase price per Security	$0.09
Minimum investment amount per investor	$1,000.05
Offering deadline	December 14, 2023
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	One vote per share.

*   Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus information below.

Company Perks:

Time-Based Perks

(Bonus shares are added to your investment)

- Begin your investment process* by midnight Eastern time on December 31, 2022 AND fund your investment by midnight on January 15, 2023 and you are entitled to 40% bonus shares.

- Begin your investment process* by midnight Eastern time on January 31, 2023 AND fund your investment by midnight on February 15, 2023 and you are entitled to 30% bonus shares.

- Begin your investment process* by midnight Eastern time on February 20, 2023 AND fund your investment by midnight on March 7, 2023 and you are entitled to 20% bonus shares.

*   "Beginning the investment process" means submitting the investor's email into the DealMaker portal.

Investment-Based Perks

(Bonus shares are added to your investment)

- If you invest at least $2,500, you are entitled to 2.5% bonus shares.

- If you invest at least $10,000, you are entitled to 5% bonus shares.

- If you invest at least $25,000, you are entitled to 7.5% bonus shares.

*   In order to receive perks from an investment, one must submit in a single subscription for the total investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks will be assessed and issued after the offering is completed.

**   Investors will only receive a single bonus, even though they may qualify for more, and the selection of the bonus will be the bonus with the largest value category for which they are eligible.

As of March 7, 2023, all "Company Perks" had expired.

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies to provide component parts for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner . Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors [around the world] because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors 'capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on H. Matthew Chambers, Jordan Cornille, James T. Nesbitt, III, Vinay Valleru, and Andrew Skrobko who are CEO/President, Design and Strategy, Design, Mechanical Design Engineer, and CFO of the Company, respectively. The Company has or intends to enter into employment agreements with H. Matthew Chambers, Jordan Cornille, James T. Nesbitt, III, Vinay Valleru, and Andrew Skrobko.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on H. Matthew Chambers, Jordan Cornille, James T. Nesbitt, III, Vinay Valleru, and Andrew Skrobko in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of H. Matthew Chambers, Jordan Cornille, James T. Nesbitt, III, Vinay Valleru, and Andrew Skrobko die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations.

We do complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers 'compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's

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business, business closures in impacted areas, and restrictions on the Company's employees 'or consultants 'ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: a quarantine may affect the Company's suppliers and slow down its supply chain. For that reason, a quarantine could have a negative effect on the Company's ability to fulfill orders. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers 'confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at a third-party partner's manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, [international trade] or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others 'proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications.

Risks Related to the Securities

The Common Stock will not be freely tradable until one year from the initial purchase date. Although the Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a material public market for the Common Stock. Because the Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Offered Shares have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Your ownership of the Offered Shares will be subject to dilution.

Owners of the Company's Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings of or securities convertible into shares of the Company's Common Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Offered Shares for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Curtiss Motorcycle Company is an American manufacturer of exotic street electric motorcycles in Alabama. It was founded in 1991 by trial lawyer H. Matthew Chambers, as an initiative seeking "enlightened design through true American inspiration." In 2017, the Company announced plans to rename itself to Curtiss Motorcycle Company and switch to all-electric motorcycles.

Business Plan - The Company

Please see attached deck

History of the Business

The Company changed from Internal Combustion Engine ("ICE") to electric in 2017.

The Company's Products and/or Services

Product / Service	Description	Current Market
Motorcycles and lifestyle	Electric motorcycles	Ultra-high net worth individuals ("**UHNWI**") beginning in CA and expanding to the global market

The One by Curtiss and the second generation Curtiss One, Two and Three; together with apparel and accessories

Technology driven online focused business to consumer

Competition

The Company's primary competitors are Zero Motorcycles, Čezeta, Victory Motorcycles, Monday Motorbikes, Mahindra, Lightning Motorcycle, Energica Motor Company, Johammer, Evoke Motorcycles, Quantya, Electric Motorsport, Hollywood Electrics, Yo, Lito, Romai, Gogoro, and Rondine Motor.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have 32+ years of experience with multiple sources for all critical component systems and subsystems and have developed a network of multiple sources.

UHNWI predominately located in CA who love electrification.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/876,542	Electric motorcycle with novel swingarm configuration	The invention relates generally to electric motorcycles and more particularly to a novel swingarm configuration.	July 19, 2019		USA

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
3669232	Motorcycles	Art of Rebellion	February 6, 2009	August 18, 2009	USA
5355153	Motorcycles	Bomber	May 22, 2017	December 12, 2017	USA
6066442	Motorcycles	Braveheart	October 27, 2015	June 2, 2020	USA
5433586	Motorcycles	Confederate	October 31, 2017	March 27, 2018	USA
4098998	Motorcycles	Curtiss	July 5, 2011	February 14, 2012	USA
5578920	Motorcycles	Eros	February 5, 2018	October 9, 2018	USA
2990676	Motorcycles	Fighter	May 7, 2004	August 30, 2005	USA
97295994	Motorcycles	Flyer	March 4, 2022		USA
5840604	Motorcycles	Hades	April 30, 2018	August 20, 2019	USA
3676511	Motorcycles	Hellcat	March 15, 2006	September 1, 2009	USA
6172739	Electric Motorcycles	E-Hellcat	September 9, 2019	October 13, 2020	USA
5816510	Motorcycles	Hercules	August 23, 2017	July 30, 2019	USA
6357609	Motorcycles	Imme	June 3, 2020	May 18, 2021	USA
018097142	Motorcycles	Curtiss	July 22, 2019	July 22, 2029	EU
6092269	Motorcycles	Psyche	May 30, 2019	June 30, 2020	USA
3570042	Motorcycles	Rake	July 29, 2008	February 3, 2009	USA

3321749	Motorcycles	Renovatio	June 28, 2009	October 23, 2007	USA
5561125	Motorcycles	Shrike	February 14, 2018	September 11, 2018	USA
5166537	Motorcycles	Starfire	October 4, 2016	March 21, 2017	USA
5171674	Motorcycles	Warhwak	October 24, 2016	March 28, 2017	USA
97298639	Motorcycles	Work and Cycle	March 17, 2022		USA
88191606	Motorcycles	Zeus	November 11, 2018	July 20, 2019	USA

Governmental/Regulatory Approval and Compliance

We are subject to all National Highway Traffic Safety Administration ("**NHSTA**") regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 8118 Parkway Drive, Leeds, AL 35094

The Company conducts business in Alabama and Louisiana.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Maximum Proceeds Raised	Amount if Maximum Raised
Validation and Certification	**23%**	**$1,150,000**
Production Inventory	**20%**	**$1,020,000**
S-1 Filing/OTCQB	**2%**	**$75,000**
Advisor Fees	**<1%**	**$5,000**
DealMaker Securities Fees	**4%**	**$189,000**
IP Protection	**1%**	**$50,000**
Pre-Sales Launch Campaign	**10%**	**$500,000**
Working Capital	**40%**	**$2,011,000**
Total	**100%**	**$5,000,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If sales are greater than anticipated we may choose to accelerate production.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has six employees in Alabama, Louisiana, Georgia, and North Carolina.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	69,228,024
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	60%

Type of security	Series A Preferred Stock
Amount outstanding	1
Voting Rights	The Series A Preferred is entitled to 40% of the voting control of the Company on a fully-diluted basis.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	See "Voting Rights" above.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	40%

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	SBA - Advantage Capital
Amount outstanding	$250,698.00
Interest rate and payment schedule	5.1% $5,414 monthly
Amortization schedule	
Describe any collateral or security	Inventory, HMC stock, life insurance of Pamela S. Miller and mortgage on personal residence of H. Matthew Chambers and Pamela S. Miller
Maturity date	December 21, 2027
Other material terms	

Type of debt	Line of credit
Name of creditor	Dell Financial Services
Amount outstanding	$7,537.00
Interest rate and payment schedule	28.24% Monthly - 3% of outstanding balance
Amortization schedule	
Describe any collateral or security	Computer server
Maturity date	August 2, 2024
Other material terms	

Type of debt	SBA Disaster Loan
Name of creditor	SBA
Amount outstanding	$437,500.00
Interest rate and payment schedule	1% 2,000 per month
Amortization schedule	
Describe any collateral or security	None
Maturity date	April 15, 2050
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	2,903,042	$435,456.30	See Use of Proceeds	December 15, 2022	Regulation CF/ Rule 506(c)
Common Stock	4,694,783	$563,374.00	Motorcycle development	April 20, 2021	Regulation CF/ Rule 506(c)
Common Stock	7,233,333	$868,000.00	Motorcycle Development	December 31, 2021	Rule 506(b)
Common Stock	3,073,333	$230,500.00	Motorcycle Development	September 9, 2022	Rule 506(b)
Common Stock	1,506,667	$113,000.00	Motorcycle development	November 15, 2022	Rule 506(b)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $10,393,203.60.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership of the Company

A majority of the Company is owned by approximately 500 shareholders

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
H. Matthew Chambers	21.0%

Following the Offering, the Purchasers will own >1% if the Minimum Offering Amount is raised and 33% if the Maximum Amount is raised.

What it means to be a minority holder

As a minority holder of the Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this Offering will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share. (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the Offered Shares can only be resold:

- In an IPO;
- To the Company;
- To an "accredited investor"; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.


FINANCIAL INFORMATION


Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing on December 20, 2021. Following the Offering, we should have enough liquidity to execute our business plan until 2023. We intend to be profitable by 2023.

The Company is pre-revenue with backorders that cover the first year of production. We will generate net cash flow from the beginning of production in 2023.

Liquidity and Capital Resources

The Company anticipates the Offering (assuming the Maximum Amount is raised) will provide sufficient funding for use to achieve profitable production in 2023.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Regarding accounts payable - the Company received $2.4 million of product inventory from our supplier in February 2022, and has appropriately recorded same; however, our agreement with the supplier includes payment terms of 360 days beginning upon receipt of a complete set of the product required to assemble a Curtiss 1 motorcycle for which products to complete the sets has yet to be received. Therefore, this payable has been recorded as a long term liability. The age of the payables extends beyond one year from the date of this report. When the Company receives all of the products needed to complete a set, we will assemble the set of products into a motorcycle and collect cash shortly thereafter.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.


THE OFFERING AND THE SECURITIES


The Offering

The Company is offering up to 53,620,194 shares of the Issuer's Common Stock (including 2,903,042 shares were previously issued at $0.15 per share) for up to $5,000,000 (the "**Maximum Amount**") on a best efforts basis and there is no minimum Offering amount. There is no chance of an over subscription.

The price of the Offered Shares does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Offered Shares.

In order to purchase the Offered Shares and to obtain an economic interest in the Company you must make a commitment to purchase by completing the Subscription Agreement. All subscription funds will be immediately available to the Company 48 hours after acceptance of the subscription. Purchasers may cancel an investment commitment for any reason within 48 hours from the time of their investment commitment.

If any material occurs related to the Offering prior to the Offering Deadline, the Issuer will provide notice to prospective investors and receive reconfirmations from Purchasers who have already made commitments. If a prospective investor that has previously conveyed to the Issuer an investment commitment but has not yet purchased the Offered Shares does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the prospective investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a prospective investor does not cancel an investment commitment within 48 hours of their initial investment commitment, the funds will be released to the Issuer and the prospective investor, now a "Purchaser", will receive the Offered Shares in exchange for their investment. Any Purchaser funds received after each closing will be released to the Issuer and the Purchaser will receive the Offered Shares via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In order to purchase the Securities you must complete the purchase process through our intermediary DealMaker Securities LLC (the "**Intermediary**") by making a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Enterprise Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price based on prior recent financings. The minimum amount that a Purchaser may invest in the Offering is $1,000.05.

The Offering is being made through DealMaker Securities, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

3.0% of the amount raised and a $15,000 one time set up fee plus $2,000 maintenance paid on a monthly basis.

Stock, Warrants and Other Compensation

1% of the total Offered Shares sold in the Offering (deliverable at closing) payable to the Escrow Agent.

Transfer Agent and Registrar

The transfer agent and registrar for the Offered Shares is Securitize and they will manage future issuances.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization of the Company

At the closing of this Offering (if the Maximum Amount is sold), the Company's authorized capital stock will consist of (i) 200,000,000 shares of common stock, par value $0.001 per share, of which 102,561,357 common shares will be issued and outstanding, and (ii) 25,000,000 shares of preferred stock, par value $0.001 per share, of which one preferred share will be issued and outstanding.

Voting and Other Rights

Holders of common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders (if the preferred shareholders have a liquidation preference) and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future. The Company will issue dividends based on earnings and good financial sense at the discretion of the Company. There are no limitations on the Company's ability to issue dividends.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

Holders of the Company's Common Stock are entitled to one vote per share.

H. Matthew Chambers (our Chairman, President, CEO, and director) and Optimum Solution Pte. Ltd., together with their affiliates, along with our directors, employees and executive officers, beneficially control, in the aggregate, approximately 30% of our common stock. As a result, these shareholders, acting together, would have the ability to significantly influence or control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders, acting together, would have the ability to significantly influence or control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

- delaying, deferring or preventing a change in corporate control;
- impeding a merger, consolidation, takeover or other business combination involving us; or
- discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, during the next meeting of shareholders where directors are elected, Mr. Chambers may furnish an irrevocable proxy to Optimum to vote his shares for the election of Optimum's designee and Optimum may furnish to Mr. Chambers an irrevocable proxy vote its shares to elect the remaining slate of directors at Mr. Chambers' discretion.

Anti-Dilution Rights

The Common Stock does not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUER, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUER TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the outstanding equity securities of the Company, calculated on the basis of voting power; any promoter of the Company; or any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Issuer has the following transactions with related persons:

The Company has an employment agreement with Mr. Chambers running until February of 2024.

Mr. Chambers was awarded through the board of directors one non-redeemable share of preferred stock. The "Series A Preferred Stock" consists of one share of preferred stock having a par value of $0.001 per share. The share of Series A Preferred Stock entitles the holder, at each shareholders ' meeting, with respect to any and all matters presented to the stockholders of the Company for their action or consideration, to cast votes representing 40% of the outstanding votes. This "Series A Preferred Stock" will vote together with the holder's common stock.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ H. Matthew Chambers

(Signature)

H. Matthew Chambers

(Name)

CEO/President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Date: March 24, 2023   */s/ H. Matthew Chambers*

(Signature)

H. Matthew Chambers

(Name)

CEO/President/Director

(Title)

Date: March 24, 2023   */s/ Andrew Skrobko*

(Signature)

Andrew Skrobko

(Name)

CFO

(Title)

Date: March 24, 2023 */s/ Pamela Miller*

(Signature)

Pamela Miller

(Name)

Director

(Title)

Date: March 24, 2023 */s/ James Hoegh*

(Signature)

James Hoegh

(Name)

Director

(Title)

CURTISS MOTORCYCLE COMPANY, INC.

FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2022, AND 2021

Unaudited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

FINANCIAL STATEMENTS:

	September 30, 2022	September 30, 2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 118,029	$ 18,432
Inventories	2,406,414	390,389
Prepaids and other current assets	18,836	53,349
Total current assets	2,543,279	462,170
Property and equipment, net	646,388	908,331
Total Assets	$ 3,189,667	$ 1,370,501
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payble	$ 85,067	$ 693,249
Current portion of long term debt	51,547	-
Line of credit	15,849	-
Equipment line of credit	7,537	25,604
Deferred revenue	532,657	480,678
Accrued Payroll	254,250	209,250
Other current liabilities	37,805	272,312
Total current liabilities	984,712	1,681,093
Other long term payable	2,450,599	-
Notes Payable	688,098	927,655
Total liabilities	4,123,409	2,608,748
STOCHOLDERS EQUITY		
Common Stock	69,228	62,032
Preferred stock	1	1
Additional Paid in Capital (APIC)	16,772,070	15,451,371
Stock Issurance Costs	(541,425)	(480,000)
Retained earnings/(Accumulated Deficit)	(17,233,616)	(16,271,651)
Total stockholder's equity	(933,742)	(1,238,247)
Total liabilities and stockholders' equity	$ 3,189,667	$ 1,370,501

See accompanying footnotes to the financial statements

For the three months ended	September 30 2022	September 30 2021
(USD $ in Dollars)		
Net revenue	$ -	$ 16,340
Cost of goods sold	-	-
Gross profit	-	16,340
Operating expenses		
General and administrative	237,095	192,672
Sales and marketing	29,102	35,453
Research and development	72,737	40,425
Total operating expenses	338,934	268,550
Operating income/(loss)	(338,934)	(252,210)
Interest expense	7,176	5,256
Other Loss/(Income)	-	(110,500)
(Gain)/Loss on Sale of Assets	-	
Income/(Loss) before provision for income taxes	(346,110)	(146,966)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	(346,110)	(146,966)

See accompanying footnotes to the financial statements

Curtiss Motorcycle Company Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Shares	Amount	Preferred Stock Shares	Amount	Stock Issuance Costs	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance - June 30, 2021	**57,938,401**	**$ 62,032**	**1,000**	**$ 1**	**$ (480,000)**	**$ 15,176,144**	**$ (16,124,685)**	**$ (1,366,508)**
Issuance of Common Stock	-	-	-	-	-	275,227	-	275,227
Shared Based Compensation	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	(146,966)	(146,966)
Balance—September 30, 2021	**57,938,401**	**$ 62,032**	**1,000**	**$ 1**	**$ (480,000)**	**$ 15,451,371**	**$ (16,271,651)**	**$ (1,238,247)**
Balance - June 30, 2022	**66,874,094**	**$ 66,924**	**1,000**	**$ 1**	**$ (541,425)**	**$ 16,540,409**	**$ (16,887,506)**	**$ (821,597)**
Issuance of Common Stock	2,304,000	2,304	-	-	-	231,661	-	233,965
Shared Based Compensation	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	(346,110)	(346,110)
Balance—September 30, 2022	**69,178,094**	**$ 69,228**	**1,000**	**$ 1**	**$ (541,425)**	**$ 16,772,070**	**$ (17,233,616)**	**$ (933,742)**

See accompanying footnotes to the financial statements

Curtiss Motorcycles Company Inc.
STATEMENTS OF CASH FLOWS

For the three months ended		Sepember 30, 2022		September 30, 2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(346,110)	$	(146,966)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		74,416		20,940
(Gain) / Loss on sale of assets				-
Changes in operating assets and liabilities:				
Inventory		-		(390,298)
Prepaid expenses and other current assets		(50)		(22,066)
Accounts payable and accrued expenses		(4,400)		379,660
Deferred Revenue		40,000		(95,650)
Other current liabilities		11,250		102,318
Net cash provided/(used) by operating activities		(224,894)		(152,062)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(8,003)		(13,838)
Write-off of assets sold in excess of cash received		-		-
Proceeds from sale of property and equipment		-		-
Net cash provided/(used) in investing activities		(8,003)		(13,838)
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		2,304		-
Additional Paid in Capital		231,661		275,227
Borrowing on Loans and Notes		-		(8,652)
Forgiveness of Debt		-		(110,500)
Repayment of Loans and Notes		(17,619)		(14,353)
Net cash provided/(used) by financing activities		216,346		141,722
Change in cash		(16,551)		(24,178)
Cash—beginning of period		134,580		42,610
Cash—end of year	$	118,029	$	18,432
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the period for interest	$	7,176	$	5,256
Cash paid during the period for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	7,537	$	25,604
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying footnotes to financial statements.

1.   NATURE OF OPERATIONS

Curtiss Motorcycle Company Inc. was originally formed as Confederate Motors, Inc. in 1991, and was incorporated in 2003 in the state of Delaware. On January 3, 2018, the Company changed name to Curtiss Motorcycle Company Inc.

The financial statements of Curtiss Motorcycles Company Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Leeds, Alabama.

The Company is the creator of the motorcycles pre-sold online at curtissmotorcycles.com. The Company is on a mission to lead an all-new golden age of sustainable motorcycles by designing and crafting the world's best and finest electric motorcycles.

Management Discussion and Analysis

Overview and Second Quarter 2023 Highlights

The Company's mission is to build the world's best and finest two-wheeled luxury electric vehicle. We design, develop, and will ultimately manufacture and sell a high-performance fully electric motorcycle called The Curtiss 1.

Curtiss 1's Super Light Core (SLC) is 100% flex-free and fatigue-free. It is designed and engineered to last forever and is our spearhead to true sustainability.

The Company ended the quarter with parts inventory of $2.4 million; all of which were acquired during the year ended March 31, 2022. The Company is in the pre-revenue stage of the Curtiss 1 and has 33 pre-orders as of the date of this report.

Liquidity

The Company received $2.4 million of product inventory from our supplier in February 2022, and have appropriately recorded accounts payable, however, our agreement with our supplier includes payment terms of 360 days beginning upon receipt of a complete set of the products required to assemble a Curtiss 1 motorcycle. Therefore the age of the payables extends beyond one year from the date of this report. When the Company receives all of the products needed to complete a set, we will assemble the set of products into a motorcycle and collect cash shortly thereafter. Due to the reported substantial doubt of our suppliers' ability to continue as a going concern, there is uncertainty related to the complete fulfilment of our order. We have 98% of proprietary parts required for production through 2025 in our shop. Our leadership team is experienced in the manufacturing industry and maintains relationships with alternative suppliers if necessary to produce the final 2%.

Management Opportunities, Challenges and Risks and Future Outlook

The Company is in the pre-revenue stage as we work toward finalizing our best and finest electric motorcycle design. We have designed, manufactured, and received nearly all products required to assemble the Curtiss 1 motorcycle. The next phase of production will depend on the finalization of the design of the battery housing. We expect finalization and testing in late 2022 which will provide us with the full sets of products needed to begin production in spring of 2023.

However, these plans are subject to uncertainties inherent in establishing and ramping manufacturing operations, which may be exacerbated by industry-wide component constraints which may increase the number of manufacturing and production design workaround solutions required, labor shortages and any future impact from events outside of our control such as the COVID-19 pandemic.

As long as we see expanding sales, excluding the potential impact of macroeconomic conditions including increased labor costs, we expect operating expenses relative to revenues to remain below twenty percent of sales as we continue to increase operational efficiency and process automation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the fiscal year ending March 31 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of March 31, 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. The costing is done on a first-in first out basis.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful life
Machinery and equipment	5 years
Furniture and fixtures	5 - 7 years
Automobiles	5 years
Leasehold improvements	15 years
Other equipment	5 - 10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Curtiss Motorcycle Company Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

The Company earns revenues from the sale of its motorcycles.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Cost of sales

Costs of goods sold include the cost of materials, labor, and freight-in.

Research and Development

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15,

2020, and early application is permitted. We have evaluated the effect that the updated standard and have concluded that it does not have a material impact on their operations.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of	September 30, 2022	September 30, 2021
Work in progress	$ -	$ -
Raw materials	2,406,414	390,389
Finished goods	-	-
Total inventories	$ 2,406,414	$ 390,389

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Prepaids and other current assets consist of the following items:

As of	September 30, 2022	September 30, 2021
Prepaid Expenses	$ 8,940	$ 31,881
Prepaid Insurance	-	7,315
Employee advances	4,300	8,557
Other Prepaid Items	5,596.00	5,596
	$ 18,836	$ 53,349

Other current liabilities consist of the following items:

Curtiss Motorcycles Company Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO MARCH 31, 2022, AND MARCH 31, 2021

As of	September 30, 2022	September 30, 2021
Accrued expenses	$ 5,744	5,744
Accrued interest	31,861	-
Due to shareholder	200	-
Registration rights liability	-	175,500
Settlement payable	-	90,868
	$ 37,805	$ 272,112

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of (in $US)	Sepember 30, 2022	September 30, 2021
Equipment	$ 89,632	$ 87,508
Furniture and fixtures	11,734	11,734
Automobiles	-	44,808
Leasehold improvements	32,179	32,179
Bat Electric Concept prototype	260,460	260,460
Zeus production model - proto	94,302	124,302
Curtiss 1 production model - proto	355,219	538,949
Other fixed assets	158,363	158,363
Construction in progress	337,612	139,027
	1,339,501	1,397,330
Accumulated depreciation	(693,113)	(489,000)
Net fixed assets	646,388	$ 908,331

Depreciation expenses for property and equipment for the fiscal year ended September 30, 2022, and 2021 were in the amount of $74,416, and $20,940, respectively.

6.   OTHER LONG-TERM PAYABLE

The Company received $2.4 million of product inventory from our supplier in February 2022, and have appropriately recorded accounts payable, however, our agreement with our supplier includes payment terms of 360 days beginning upon receipt of a complete set of the products required to assemble a Curtiss 1 motorcycle for which products to complete the sets has yet to be received. Therefore, this payable has been recorded as a long-term liability. The age of the payables extends beyond one year from the date of this report. When the Company receives all of the products needed to complete a set, we will assemble the set of products into a motorcycle and collect cash shortly thereafter.

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 200,000,000 shares of Common Shares class at a par value of $ 0.001 and 25,000,0000 shares of Preferred Stock with a $ 0.001 par value.

As of September 30, 2022, and 2021, the Company had issued and outstanding 69,178,094 shares and 57,938,401 shares of Common Stock, respectively. The Company also has 1,000 of Preferred Stock issued and outstanding as of June 30, 2022, and 2021.

8.   SHARE-BASED COMPENSATION

During 2014, the Company authorized the Stock Incentive Plan (which may be referred to as the "Plan"). The Company reserved 7,500,000 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options to qualified employees, officers, directors, consultants and other service providers. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

A summary of the Company's employee stock activity and related information is as follows:

	Number of Awards	ESOP Expenses
Outstanding at June 30, 2021	2,999,340	$ -
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at September 30, 2021	2,999,340	$ -
Outstanding at June 30, 2022	2,999,340	$ -
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at September 30, 2022	2,999,340	$ -

ESOP expenses for the years ended June 30, 2022, and June 30, 2021, were $0.

9.   DEBT

Loan Payable

On December 21, 2017, the Company entered into a Note Payable Agreement with Biz Capital Bidco I LLC in the maximum amount of up to $500,000, which may be advanced in multiple disbursement to the company where 90% of the loan is guaranteed by the U.S. Small Business Administration. Out of the original amount of $500,000, the Company can use $474,000 for purchasing of inventory, $12,500 for working capital and closing costs, and $13,500 for guaranteed fees.

The Note bears interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the Borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note. The Loan will mature and become fully due and payable on the maturity date specified in the Note. The terms of the agreement require six months -only payments, followed by monthly payments of principal and interest of approximately $5,414. The loan carries a variable interest rate, beginning at 5.1% per annum, and a term of ten years or December 21, 2027.

As of September 30, 2022, and September 30, 2021, the outstanding balance of this loan is in the amount of $250,698 and $352,755, respectively, and $51,547 and $0, respectively, has been classified as current portion. The following is the schedule of future maturities:

As of September 30	2022
2023	31,941
2024	42,588
2025	42,588
2026	42,588
Thereafter	90,993
	$ 250,698

Equipment line of credit

On August 2, 2019, the Company entered into the Dell Business Credit limit in the amount of $ 20,000 with Dell Financial Services, with a corresponding interest rate of 28.24%. The Company promises to pay at least the total minimum payment due by the payment due date as shown on the monthly statement. The total minimum payment due will include a minimum payment of the greater of $15 or 3% of the new balance shown on the statement, rounded up to the next dollar plus all past due amounts. As of September 30, 2022, the loan has an outstanding balance of $7,537 and the entire amount has been classified as current.

Equipment loan

On July 17, 2019, the Company entered into an Equipment Finance Agreement with Beacon Hill Funding in the amount of $18,306. The loan shall be paid in thirty-six monthly installments of $481.74. As of September 30, 2022, the loan this loan was paid off.

SBA – Payroll Protection Program Loan

On April 15, 2020, the Company entered into a Note Payable Agreement with the First in the maximum amount of up to $248,000, which may be advanced in multiple disbursement to the Company, where 100% of the loan is guaranteed by the U.S. Small Business Administration.

As of March 31, 2022, the entire amount of the loan, plus any accrued interest was forgiven.

SBA - Economic Injury Disaster Loan

On April 21, 2020, the Company entered into a Note Payable Agreement with Small Business Association of the United States Government in the maximum amount of up to $437,500, which may be advanced in multiple disbursement to the company where 100% of the loan is guaranteed by the U.S. Small Business Administration. The Company can use the proceeds solely as working capital to alleviate economic injury caused by disaster occurring in the month of January

31, 2020 and continuing thereafter and to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100.

The Note shall bear interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note. The loan will mature and become fully due and payable on the maturity date specified in the Note. The terms of the agreement monthly payments, beginning twelve months after the date of the note, of principal and interest of approximately $2,132. The loan carries fixed interest rate of 1% per annum, and a term of thirty (30) years or April 15, 2050.

As of September 30, 2022, the outstanding balance of this loan is in the amount of $437,400. The entire amount has been classified as long-term debt. The following is the schedule of future estimated maturities:

As of September 30	2022
2022	$ -
2023	-
2024	-
2025	-
2026	9,181
Thereafter	428,219
	$ 437,400

10. INCOME TAXES

The provision for income taxes for the three-month period ended As of September 30, 2022, and 2021, consists of the following:

For the three months ended September 30	2022	2021
Net Operating Loss	$ (95,180)	$ (40,416)
Valuation Allowance	95,180	40,416
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at as of September 30, 2022, and 2021, as follows:

As of perioed ended September 30	2022	2021
Net Operating Loss	$(4,739,245)	$(4,473,287)
Valuation Allowance	4,739,245	4,473,287
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of September 30, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the three-month period ending September 30, 2022, the Company had net operating loss ("NOL") of $346,110 and the Company had net operating loss ("NOL") carryforwards of approximately $17,233,616. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of September 30, 2022, and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of September 30, 2022, and 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

There is a liability due to shareholder in the amount of $200 as of September 30, 2022, and September 30, 2021.

12. COMMITMENTS AND CONTINGENCIES

Operating lease

On March 1st, 2019, the Company entered into a leasing contract with Lee Barnes for its office building located in Parkway Drive, Leeds, Alabama. The contract is valid for five years from the contract date, unless sooner terminated. Unless the lessee provides notice to the Lessor in writing ninety days in advance of the termination date, the lease shall be renewed an additional twelve months from the termination date under the same terms and condition. The monthly rent is $3,500 for a period of sixty months ending on February 28, 2024.

The following is a schedule of minimum lease payments as of September 30, 2022:

Year	Obligation
2023	$ 21,000
2024	38,500
	$ 59,500

Rent expenses were in the amount of $10,500 and $10,850 as of September 30, 2022, and September 30, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

The Company has evaluated subsequent events through October 27, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a three-month net operating loss of $346,110, and liquid assets in cash of $118,029 as of September 30, 2022.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CURTISS MOTORCYCLE COMPANY, INC.

FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2022, AND 2021

Audited

(Expressed in United States Dollars)



INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Curtiss Motorcycle Company, Inc.
Leeds, Alabama

Opinion

We have audited the financial statements of Curtiss Motorcycle Company, Inc., which comprise the balance sheets as of March 31, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Curtiss Motorcycle Company, Inc. as of March 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Curtiss Motorcycle Company, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Curtiss Motorcycle Company, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended March 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Curtiss Motorcycle Company, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Curtiss Motorcycle Company, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 27, 2022
Los Angeles, California

As of March 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 531,123	$ 18,127
Accounts Reveivable - net	-	-
Inventories	2,406,415	-
Prepaids and other current assets	23,133	22,898
Total current assets	2,960,671	41,025
Property and equipment, net	770,332	793,959
Total Assets	$ 3,731,003	$ 834,984
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payble	$ 2,544,123	$ 193,115
Current portion of long term debt	64,339	49,312
Line of credit	49,240	-
Equipment line of credit	12,849	26,700
Deferred revenue	492,657	567,589
Accrued Payroll	231,750	184,073
Other current liabilities	128,812	181,244
Total current liabilities	3,523,770	1,202,033
Equipment loan	-	4,817
Notes Payable	700,349	1,013,776
Total liabilities	4,224,119	2,220,626
STOCHOLDERS EQUITY		
Common Stock	66,874	57,938
Preferred stock	1	1
Additional Paid in Capital (APIC)	16,530,460	14,892,090
Stock Issurance Costs	(541,425)	(480,000)
Retained earnings/(Accumulated Deficit)	(16,549,026)	(15,855,671)
Total stockholder's equity	(493,116)	(1,385,642)
Total liabilities and stockholders' equity	$ 3,731,003	$ 834,984

See accompanying footnotes to the financial statements

For Fiscal Year Ended March 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ -	$ 158,883
Cost of goods sold	-	135,383
Gross profit	-	23,500
Operating expenses		
General and administrative	825,900	701,817
Sales and marketing	143,816	35,441
Research and development	112,309	113,497
Total operating expenses	1,082,025	850,755
Operating income/(loss)	(1,082,025)	(827,255)
Interest expense	52,184	22,506
Other Loss/(Income)	(444,206)	(53,975)
(Gain)/Loss on Sale of Assets	(10,262)	25,318
Income/(Loss) before provision for income taxes	(679,741)	(821,104)
Provision/(Benefit) for income taxes	13,614	5,440
Net income/(Net Loss)	(693,355)	(826,544)

See accompanying footnotes to the financial statements

Curtiss Motorcycle Company Inc.
STATEMENTS OF **C**HANGES IN **S**TOCKHOLDERS' **E**QUITY

(in , $US)	Common Stock		Preferred Stock		Stock Issuance Costs	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—March 31, 2020	**51,870,901** $	**51,870**	**1,000** $	**1**	$ **(480,000)**	$ **14,898,159**	$ **(15,029,127)**	$ **(559,098)**
Issuance of Common Stock	6,067,500	6,068	-	-	-	(6,069)	-	-
Shared Based Compensation	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	(826,544)	(826,544)
Balance - March 31, 2021	**57,938,401** $	**57,938**	**1,000** $	**1**	$ **(480,000)**	$ **14,892,090**	$ **(15,855,671)**	$ **(1,385,642)**
Issuance of Common Stock	8,935,693	8,936	-	-	(61,425)	1,638,370	-	1,585,881
Net income/(loss)	-	-	-	-	-	-	(693,355)	(693,355)
Balance - March 31, 2022	**66,874,094** $	**66,874**	**1,000** $	**1**	$ **(541,425)**	$ **16,530,460**	$ **(16,549,026)**	$ **(493,116)**

See accompanying footnotes to the financial statements

Curtiss Motorcycles Company Inc.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended March 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(693,355)	$	(826,544)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		155,891		93,860
(Gain) Loss on sale of assets		(10,262)		25,318
Forgiveness of PPP loan		(248,000)		
Changes in operating assets and liabilities:				
Inventory		(2,406,415)		362,971
Prepaid expenses and other current assets		(235)		5,661
Accounts payable and accrued expenses		2,351,008		(58,546)
Accrued Payroll		47,677		63,323
Deferred Revenue		(74,932)		156,540
Other current liabilities		(52,432)		(50,099)
Net cash provided/(used) by operating activities		(931,055)		(227,517)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(148,342)		(480,890)
Proceeds from sale of property and equipment		26,340		140,000
Net cash provided/(used) in investing activities		(122,002)		(340,890)
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock , net of issuance costs		1,585,881		-
Borrowing on line of credit, net of payments		49,240		-
Borrowing on Loans and Notes		-		696,562
Repayment of Loans and Notes		(69,068)		(114,097)
Net cash provided/(used) by financing activities		1,566,053		582,465
Change in cash		512,996		14,058
Cash—beginning of year		18,127		4,069
Cash—end of year	$	531,123	$	18,127
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	52,184	$	22,506

See accompanying footnotes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

Curtis Motorcycle Company Inc. was originally formed as Confederate Motors, Inc. in 1991, and was incorporated in 2003 in the state of Delaware. On January 3, 2018, the Company changed name to Curtiss Motorcycle Company Inc.

The financial statements of Curtiss Motorcycles Company Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Leeds, Alabama.

The Company is the creator of the motorcycles pre-sold online at curtissmotorcycles.com. The Company is on a mission to lead an all-new golden age of sustainable motorcycles by designing and crafting the world's best and finest electric motorcycles.

Management Discussion and Analysis

Overview and 2022 Highlights

Our mission is to build the world's best and finest two-wheeled luxury electric vehicle. We design, develop, and will ultimately manufacture and sell a high-performance fully electric motorcycle called The Curtiss 1.

Curtiss 1's Super Light Core (SLC) is 100% flex-free and fatigue-free. It is designed and engineered to last forever and is our spearhead to true sustainability.

We ended the year with $531 thousand in cash representing an increase of $513 thousand from prior year. We also ended the year with parts inventory of $2.4 million; all of which we acquired during the year. We are in the pre-revenue stage of the Curtiss 1 and have 33 pre-orders as of the date of this report.

Liquidity

We received $2.4 million of product inventory from our supplier in February 2022 and have appropriately recorded accounts payable, however, our agreement with our supplier includes payment terms of 360 days beginning upon receipt of a complete set of the products required to assemble a Curtiss 1 motorcycle. Therefore, the age of the payables is likely to extend beyond one year from the date of this report. When the Company receives all of the products needed to complete a set, we will assemble the set of products into a motorcycle, and collect cash shortly thereafter.

Management Opportunities, Challenges and Risks and Future Outlook

The Company is in the pre-revenue stage as we work toward finalizing our best and finest electric motorcycle design. We have designed, manufactured, and received nearly all products required to assemble the Curtiss 1 motorcycle. The next phase of production will depend on the finalization of the design of the battery housing. We expect finalization and testing in late 2022 which will provide us with the full sets of products needed to begin production in spring of 2023.

However, these plans are subject to uncertainties inherent in establishing and ramping manufacturing operations, which may be exacerbated by industry-wide component constraints which may increase the number of manufacturing and production design workaround solutions required, labor shortages and any future impact from events outside of our control such as the COVID-19 pandemic.

As long as we see expanding sales, excluding the potential impact of macroeconomic conditions including increased labor costs, we expect operating expenses relative to revenues to remain below 20 percent of sales as we continue to increase operational efficiency and process automation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the fiscal year ending March 31 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of March 31, 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. The costing is done on first-in first out basis.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful life
Machinery and equipment	5 years
Furniture and fixtures	5 - 7 years
Automobiles	5 years
Leasehold improvements	15 years
Other equipment	5 - 10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Curtiss Motorcycle Company Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

The Company earns revenues from the sale of its motorcycles.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of March 31, 2022, the Company maintained balances in excess of the federally insured limits in the amount of $255,187.

Cost of sales

Costs of goods sold include the cost of materials, labor, and freight-in.

Research and Development

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We have evaluated the effect that the updated standard and have concluded that it does not have a material impact on their operations.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We have evaluated the effect that the updated standard and have concluded that it does not have a material impact on their operations.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We have evaluated the effect that the updated standard and have concluded that it does not have a material impact on their operations.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   RESTATEMENT OF PRIOR YEAR FINANCIAL INFORMATION

The Company has restated its previously reported financial statements as of and for the year ended March 31, 2021, and related disclosures. The restatement of the Company's financial statements followed an independent audit of the March 31, 2022, financial statements. During the March 31, 2022, audit, it was discovered that the Company had posted adjusting entries to the March 31, 2021, financial statements after the issuance of the March 31, 2021, audit report. These post audit entries were analyzed by the auditors and determined to be appropriate adjustments to the March 31, 2021, financial statement results. During the March 31, 2022, audit it was also determined that certain transactions posted to the March 31, 2022, financial statements should have been recorded during the previous fiscal year.

The effects of the restatement, including the correction of all errors identified by the Company's management are reflected in the Company's financial statements and accompanying notes included herein.

	Original	Adjustment	Restated
Net loss	$ (826,543)	$ -	$ (826,543)
Operating cash flows	(227,517)		(227,517)
Cash flows from investing	(245,640)	(95,250)	(340,890)
Total Assets	739,734	95,250	834,984
Total Liabilities	2,125,376	95,250	2,220,626
Total shareholder equity	1,385,642		1,385,642

4. INVENTORY

Inventory consists of the following items:

As of Year Ended March 31	2022	2021
Work in progress	$ -	$ -
Raw materials	2,406,415.00	-
Finished goods	-	-
Total Inventories	$ 2,406,415	$ -

5. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Prepaids and other current assets consist of the following items:

As of Year Ended March 31	2022	2021
Prepaid expense	$ 12,440	$ 10,872
Prepaid insurance	797	7,315
Employee Advances	4,300	-
Other prepaid items	5,596	4,711
	$ 23,133	$ 22,898

Other current liabilities consist of the following items:

As of Year Ended March 31	2022		2021	
Accrued expenses	$	5,744	$	5,744
Registration rights liability		-		175,500
Settlement payable		90,868		-
Warranty reserve		-		-
Accrued interest		32,000		-
Other current liabilities		200		-
	$	128,812	$	181,244

6. PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of Year Ended March 31	2022		2021	
Equipment	$	87,508	$	87,508
Furniture and fixtures		11,734		11,734
Automobiles		-		44,808
Leashold improvements		32,179		32,179
Bat Elec Concept prototype		260,460		260,460
Zeus production model - Proto		94,302		124,302
Curtiss 1 Production Model Proto		355,219		3,125
Other Fixed Assets		158,363		158,363
Construction in Progress		314,847		423,350
		1,314,612		1,145,829
Accumulated depreciation		(544,280)		(447,120)
	$	770,332	$	698,709

Depreciation expenses for property and equipment for the fiscal year ended March 31, 2022, and 2021 were in the amount of $155,891 and $93,860, respectively.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 200,000,000 shares of Common Shares class at a par value of $ 0.001 and 25,000,0000 shares of Preferred Stock with a $ 0.001 par value.

As of March 31, 2022, and 2021, the Company had issued and outstanding 66,874,094 shares and 57,938,401 shares of Common Stock, respectively. The Company also has 1,000 of Preferred Stock issued and outstanding for March 31, 2022, and 2021.

8.   SHARE-BASED COMPENSATION

During 2014, the Company authorized the Stock Incentive Plan (which may be referred to as the "Plan"). The Company reserved 7,500,000 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options to qualified employees, officers, directors, consultants and other service providers. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

A summary of the Company's employee stock activity and related information is as follows:

	Number of Awards	ESOP Expenses
Outstanding at March 31, 2020	2,999,340	$ 357,137
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at March 31, 2021	2,999,340	$ 357,137
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at March 31, 2022	2,999,340	$ 357,137

ESOP expenses for the years ended March 31, 2022, and March 31, 2021, were $0.

9.   DEBT

Loan Payable

On December 21, 2017, the Company entered into a Note Payable Agreement with Biz Capital Bidco I LLC in the maximum amount of up to $500,000, which may be advanced in multiple disbursement to the company where 90% of the loan is guaranteed by the U.S. Small Business Administration. Out of the original amount of $500,000, the Company can use $474,000 for purchasing of inventory, $12,500 for working capital and closing costs, and $13,500 for guaranteed fees.

The Note bears interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the Borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note. The Loan will mature and become fully due and payable on the maturity date specified in the Note. The terms of the agreement require six months -only payments, followed by monthly payments of principal and interest of approximately $5,414. The loan carries a variable interest rate, beginning at 5.1% per annum, and a term of ten years or December 21, 2027.

As of March 31, 2022, and March 31, 2021, the outstanding balance of this loan is in the amount of $327,288 and $377,688, respectively, and $51,547 and $42,588, respectively, has been classified as current portion. The following is the schedule of future maturities:

As of Year Ended March 31	2022	
2023	$	51,547
2024		68,935
2025		86,323
2026		103,711
2027		16,772
Thereafter		-
Total	$	327,288

Equipment line of credit

On August 2, 2019, the Company entered into the Dell Business Credit limit in the amount of $ 20,000 with Dell Financial Services, with a corresponding interest rate of 28.24%. The Company promises to pay at least the total minimum payment due by the payment due date as shown on the monthly statement. The total minimum payment due will include a minimum payment of the greater of $15 or 3% of the new balance shown on the statement, rounded up to the next dollar plus all past due amounts. As of March 31, 2022, the loan has an outstanding balance of $9,959 and the entire amount has been classified as current.

Equipment loan

On July 17, 2019, the Company entered into an Equipment Finance Agreement with Beacon Hill Funding in the amount of $18,306. The loan shall be paid in thirty-six monthly installments of $481.74. As of March 31, 2022, the loan has an outstanding balance of $2,890 and the entire amount has been classified as current portion.

SBA – Payroll Protection Program Loan

On April 15, 2020, the Company entered into a Note Payable Agreement with the First in the maximum amount of up to $248,000, which may be advanced in multiple disbursement to the Company, where 100% of the loan is guaranteed by the U.S. Small Business Administration.

As of March 31, 2022, the entire amount of the loan, plus any accrued interest was forgiven.

SBA - Economic Injury Disaster Loan

On April 21, 2020, the Company entered into a Note Payable Agreement with Small Business Association of the United States Government in the maximum amount of up to $437,500, which may be advanced in multiple disbursement to the company where 100% of the loan is guaranteed by the U.S. Small Business Administration. The Company can use the proceeds solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100.

The Note shall bear interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note. The loan will mature and become fully due and payable on the maturity date specified in the Note. The terms of the agreement monthly payments, beginning twelve months after the date of the note, of principal and interest of approximately $2,132. The loan carries fixed interest rate of 1% per annum, and a term of thirty (30) years or April 15, 2050.

As of March 31, 2022, the outstanding balance of this loan is in the amount of $437,400. The entire amount has been classified as long-term debt. The following is the schedule of future estimated maturities:

As of Year Ended March 31	2022
2022	$ -
2023	-
2024	-
2025	-
2026	9,181
Thereafter	428,219
Total	**$ 437,400**

10. INCOME TAXES

The provision for income taxes for the year ended As of March 31, 2022, and March 31, 2021, consists of the following:

As of Year Ended March 31,	2022	2021
Net Operating Loss	$ (190,673)	$ (227,300)
Valuation Allowance	190,673	227,300
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at As of March 31, 2022, and March 31, 2021, as follows:

As of Year Ended March 31,	2022	2021
Net Operating Loss	$ (4,550,982)	$ (4,360,310)
Valuation Allowance	4,550,982	4,360,310
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of March 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending March 31,2022, the Company had net operating loss ("NOL") of $693,355 and the Company had net operating loss ("NOL") carryforwards of approximately $16,549,026. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of March 31, 2022, and March 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of March 31, 2022, and March 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

There are no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Operating lease

On March 1st, 2019, the Company entered into a leasing contract with Lee Barnes for its office building located in Parkway Drive, Leeds, Alabama. The contract is valid for five years from the contract date, unless sooner terminated. Unless the lessee provides notice to the Lessor in writing ninety days in advance of the termination date, the lease shall be renewed an additional twelve months from the termination date under the same terms and condition. The monthly rent is $3,500 for a period of sixty months ending on February 28, 2024.

The following is a schedule of minimum lease payments as of March 31, 2022:

Year	Obligation
2023	$ 42,000
2024	38,500
Total	**80,500**

Rent expenses were in the amount of $45,850 and $35,000 as of March 31, 2022, and March 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

The Company has evaluated subsequent events through June 27, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $693,355, and liquid assets in cash of $531,123 as of March 31, 2022.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

DIRECTORS AND OFFICERS OF THE COMPANY

H. Matthew Chambers

H. Matthew Chambers's current primary role is with the Issuer.
Positions and offices currently held with the Issuer:
Position: CEO and Chairman
Dates of Service: May 26, 1992 - Present
Responsibilities: Chief decision maker and business leader. Mr. Chambers has been with the company since 1992 (when the company was formerly known as Confederate Motors, Inc.). He is presently the CEO and Chairman of the Board. His salary is $150,000 per year, and there will be ESOP shares issued to him in the future, along with other employees and board members.

Pamela Miller

Pamela Miller's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director and Administrator
Dates of Service: May 26, 1992 - Present
Responsibilities: Board Director and administration, including copyright and trademark assistance. Pam has been with the company since 1992 (when the company was formerly known as Confederate Motors, Inc.). She is the company administrator/bookkeeper and receives a salary of $48,000 per year. She will be issued ESOP shares in the future.

Other business experience in the past three years:

Employer: Bernard, Cassisa, Elliot & Davis
Title: Paralegal
Dates of Service: September 01, 2009 - Present
Responsibilities: Paralegal work

James Hoegh

James Hoegh's current primary role is with Physical Therapy by Hoegh.
Mr. Hoegh currently services one hour per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: November 23, 2015 - Present
Responsibilities: Board Director. James Hoegh is a physical therapist (Physical Therapy by Hoegh) and has been in this field for 35 years. He receives no financial compensation for this position and will be issued ESOP shares in the future. He has been involved with the company for the last 20 years.

Other business experience in the past three years:
Employer: Physical Therapy by Hoegh
Title: Physical Therapist

Dates of Service: February 20, 2018 - Present
Responsibilities: Physical therapy

PRINCIPAL SECURITY HOLDERS

The following is the name and ownership level of each person, as of December 14, 2022 who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Officer/Director or Control Person	Affiliation with Company (e.g. Officer/Director/Owner of more than 5%)	Number of shares owned	Share type/class	Ownership Percentage of Class Outstanding	Voting Percentage
H. Matthew Chambers	Chairman and CEO	14,741,108

1 | Common Stock

Series A Preferred Stock | 21.29%

100% | 21.29%

40% |

BUSINESS AND ANTICIPATED BUSINESS PLAN

Company Overview

Curtiss Motorcycle Company, Inc. formed to bring closure to over 100 years of process, dirty, hot, "more is never enough," unsustainable, high maintenance, planned obsolescence in the motorcycle industry. Our team has over 30 years of experience designing and crafting luxury motorcycles. Some members of our team worked on some of the most iconic American motorcycles ever made while working under the Confederate Motors brand. Confederate Motors and French Peak Resources completed a reverse merger to take the company public on the Over-The-Counter (OTC) stock market.

We formed Curtiss when we realized that we had optimized naturally aspirated internal combustion engines to the point where we could not take them further. Curtiss was formed to lead the future of battery electric luxury motorcycling. Curtiss' motorcycles begins with "The One," a true luxury expression of art that you can be seen on, featuring a future-proof platform architecture that makes use of the most power-dense and sophisticated battery-electric technology available today.

On February 20, 2018, our OTC stock ticker changed to CMOT (from CFED). The structure of our company did not change. On March 29, 2018, Combat Motors LLC purchased the rights to our internal combustion engine intellectual property. We divested ourselves of this technology to start fresh, from a clean sheet, and create a true luxury EV motoring experience.

Competitors and Industry

OVERALL ELECTRIC TRANSPORTATION INDUSTRY

The EV transportation industry is poised for large growth, while the internal combustion industry is expected to continue to simultaneously decline. According to a poll conducted by Zap-Map, less than 1% of electric vehicle owners want to go back to gasoline-powered vehicles.

In our opinion, the motorcycle industry is typically 20 years, or more, behind the automotive industry. The luxury sector in battery electric automobiles is filling up: Tesla leads the way, but Cadillac, Lucid, Porsche, Canoo, Rivian, and others are on their tail.

While there are other electric motorcycle manufacturers currently (e.g., Harley-Davidson's LiveWire, Zero Motorcycle, Cake, etc.), none have truly entered the luxury segment.

THE ELECTRIC MOTORCYCLE MARKET & COMPETITORS

The global market for high-performance battery electric motorcycles remains small but is estimated to grow to $12 billion by 2026, according to Global Market Insights.

Current Stage and Roadmap

CURRENT STAGE

The 1 by Curtiss has entered production with production sub-assembly underway in-house. We anticipate beginning customer deliveries around July, 2023.

This funding round will help us to complete the final validation and certification of Curtiss One and enter it into production.

FUTURE ROADMAP

We will introduce The 2 and The 3, which are fully modular with The 1's platform. We anticipate on launching these new models for pre-sales beginning in 2025.